SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. ___ )1

                           America Movil, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

         American Depositary Shares ("L Share ADSs"), each representing
                        20 Series L Shares ("L Shares")
         American Depositary Shares ("A Share ADSs"), each representing
                        20 Series A Shares ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                           02364W105 for L Share ADSs2
                           02364W204 for A Share ADSs3
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
                                 (525) 540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 14, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 34 Pages)

-----------------
1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
2     CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.
3     CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

                                      13D
CUSIP No.   02364W105 L Share ADSs                            Page 2 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carlos Slim Helu

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO, BK and WC  (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER

                              40,000 A Shares and 100,000 L Shares (See Items
                              5(a) and 5(b))
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            48,125,330 A Shares and 2,771,843,284 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER

                              40,000 A Shares and 100,000 L Shares
                              (See Items 5(a) and 5(d))

                          10  SHARED DISPOSITIVE POWER

                              48,125,330 A Shares and 2,771,843,284 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,165,330 A Shares and 2,771,943,284 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2% of A Shares and 25.4% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.   02364W105 L Share ADSs                            Page 3 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carlos Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO, BK and WC (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER

                              8,132 L Shares (See Items 5(a) and 5(b))
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            48,125,330 A Shares and 2,771,843,284 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER

                              8,132 L Shares (See Items 5(a) and 5(d))

                          10  SHARED DISPOSITIVE POWER

                              48,125,330 A Shares and 2,771,843,284 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,125,330 A Shares and 2,771,851,416 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2% of A Shares and 25.4% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.   02364W105 L Share ADSs                            Page 4 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Marco Antonio Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO, BK and WC (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER

                              8,132 L Shares (See Items 5(a) and 5(b))
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            48,125,330 A Shares and 2,771,843,284 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER

                              8,132 L Shares (See Items 5(a) and 5(d))

                          10  SHARED DISPOSITIVE POWER

                              48,125,330 A Shares and 2,771,843,284 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,125,330 A Shares and 2,771,851,416 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2% of A Shares and 25.4% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.   02364W105 L Share ADSs                            Page 5 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Patrick Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO, BK and WC (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER

                              8,134 L Shares (See Items 5(a) and 5(b))
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            48,125,330 A Shares and 2,771,843,284 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER

                              8,134 L Shares (See Items 5(a) and 5(d))

                          10  SHARED DISPOSITIVE POWER

                              48,125,330 A Shares and 2,771,843,284 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,125,330 A Shares and 2,771,851,418 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2% of A Shares and 25.4% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.   02364W105 L Share ADSs                            Page 6 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Maria Soumaya Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO, BK and WC (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER

                              8,134 L Shares (See Items 5(a) and 5(b))
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            48,125,330 A Shares and 2,771,843,284 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER

                              8,134 L Shares (See Items 5(a) and 5(d))

                          10  SHARED DISPOSITIVE POWER

                              48,125,330 A Shares and 2,771,843,284 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,125,330 A Shares and 2,771,851,418 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2% of A Shares and 25.4% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.   02364W105 L Share ADSs                            Page 7 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Vanessa Paola Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO, BK and WC (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER

                              408,134 L Shares (See Items 5(a) and 5(b))
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            48,125,330 A Shares and 2,771,843,284 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER

                              408,134 L Shares (See Items 5(a) and 5(d))

                          10  SHARED DISPOSITIVE POWER

                              48,125,330 A Shares and 2,771,843,284 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,125,330 A Shares and 2,772,251,418 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2% of A Shares and 25.4% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.   02364W105 L Share ADSs                            Page 8 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Johanna Monique Slim Domit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO, BK and WC (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER

                              570,134 L Shares (See Items 5(a) and 5(b))
   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            48,125,330 A Shares and 2,771,843,284 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER

                              570,134 L Shares (See Items 5(a) and 5(d))

                          10  SHARED DISPOSITIVE POWER

                              48,125,330 A Shares and 2,771,843,284 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,125,330 A Shares and 2,772,413,418 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2% of A Shares and 25.4% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.   02364W105 L Share ADSs                            Page 9 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Carso Global Telecom, S.A. de C.V.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO, BK and WC (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER


   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            48,125,330 A Shares and 2,747,421,248 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER


                          10  SHARED DISPOSITIVE POWER

                              48,125,330 A Shares and 2,747,421,248 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,125,330 A Shares and 2,747,421,248 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2% of A Shares and 25.2% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.   02364W105 L Share ADSs                           Page 10 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Grupo Carso, S.A. de C.V.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER


   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            6,000,000 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER



                          10  SHARED DISPOSITIVE POWER

                              6,000,000 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,000,000 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.1% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.   02364W105 L Share ADSs                           Page 11 of 34 Pages
            02364W204 A Share ADSs


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Grupo Financiero Inbursa, S.A. de C.V.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       OO (See Item 3)

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico

                          7   SOLE VOTING POWER


   NUMBER OF SHARES
  BENEFICIALLY OWNED      8   SHARED VOTING POWER
          BY
    EACH REPORTING            18,422,036 L Shares
        PERSON                (See Items 5(a) and 5(b))
         WITH
                          9   SOLE DISPOSITIVE POWER



                          10  SHARED DISPOSITIVE POWER

                              18,422,036 L Shares
                              (See Items 5(a) and 5(d))

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       18,422,036 L Shares (See Item 5(a))

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2% of L Shares (See Item 5(a))

   14  TYPE OF REPORTING PERSON*

       HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This statement relates to the following classes of securities of America Movil, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States (the "Issuer"):

            1. Series L shares, without par value ("L Shares"), and American Depositary Shares ("L Share ADSs") representing 20 L Shares; and

            2. Series A shares, without par value ("A Shares"), and American Depositary Shares ("A Share ADSs") representing 20 A Shares.

            The address of the principal executive offices of the Issuer is Lago Alberto No. 366, Colonia Anahuac, 11320 Mexico D.F., Mexico.

Item 2.     Identity and Background

            This Statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

            (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Carso, S.A. de C.V. ("Carso") and Grupo Financiero Inbursa, S.A. de C.V. ("GFI"). As a result, ownership of all L Shares and A Shares owned or controlled by these entities is deemed to be shared among each member of the Slim Family.

            (2) CGT is a sociedad anonima de capital variable organized under the laws of the United Mexican States. CGT is a holding company with interests in the Issuer and other telecommunications companies.

            In addition to CGT's ownership of the A Shares and L Shares described in Item 5 as beneficially owned by it, CGT owns 14.4% of the issued and outstanding Series AA shares, no par value (the "AA Shares"), of the Issuer. CGT also has a controlling interest in a trust (the "Telmex Control Trust") that owns 84.4% of the outstanding Series AA shares, without par value ("Telmex AA Shares"), of Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Telmex"). On September 25, 2000, the stockholders of Telmex approved the implementation of the spin-off (the "Spin-Off") of the Issuer from Telmex. As a result, each holder of a Telmex AA Share received a AA Share of the Issuer, and the Telmex Control Trust, in addition to the Telmex AA Shares that it previously held and continues to hold, acquired 84.4% of the issued and outstanding AA Shares of the Issuer. The beneficiaries of the Telmex Control Trust are CGT, which owns a 59.5% interest in the Telmex Control Trust, various other Mexican investors (together with CGT, the "Mexican Controlling Shareholders") who own an 8.0% interest in the Telmex Control Trust, and SBC International, Inc. ("SBC"), which owns a 32.5% interest in the Telmex Control Trust. Under the terms of the Telmex Control Trust, the trustee must vote all shares held in the Telmex Control Trust as instructed by a simple majority of the members of a technical committee appointed by the Telmex Control Trust's beneficiaries (except in the case of certain significant corporate matters). The Telmex Control Trust entitles the Mexican Controlling Shareholders to appoint a majority of the members of such technical committee. Therefore, CGT may be deemed to control the Telmex Control Trust.

            On December 20, 2000, the Mexican Controlling Shareholders and SBC agreed to terminate the Telmex Control Trust. Upon its termination, the AA Shares of the Issuer held by the Telmex Control Trust will be distributed to the Telmex Control Trust's beneficiaries. Concurrently therewith or shortly thereafter, CGT and SBC intend to enter into a new arrangement governing the ownership and voting of the AA Shares of the Issuer owned by such parties.

            Under the Issuer's bylaws, AA Shares and A Shares have full voting rights and L Shares have limited voting rights. Each L Share is convertible at the holder's option into one AA Share, and each AA Share and each A Share are convertible at the holder's option into one L Share, in each case subject to restrictions under the Issuer's by-laws, which are summarized in the table below.

                                                        % of Combined Number of
Class of Issuer's        % of Issuer's Outstanding      Outstanding AA Shares
Capital Stock            Capital Stock                  and A Shares
-------------            -------------                  ------------------------

L Shares                 No more than 80%

A Shares                 No more than 19.65%            No more than 49%

AA Shares                At least 20% but no more       No less than 51%
                         than 51%

Combined AA Shares       No more than 51%
and A Shares

Combined A Shares        No more than 80%
and L Shares


            Prior to the termination of the Telmex Control Trust, CGT may be deemed to control the Issuer through its direct ownership of A Shares and AA Shares, and its control of the Telmex Control Trust, representing in the aggregate 91.9% of the combined number of outstanding A Shares and AA Shares. Upon termination of the Telmex Control Trust, CGT may be deemed control the Issuer through its direct ownership of A Shares and AA Shares, representing in the aggregate 60.5% of the combined number of outstanding A Shares and AA Shares.

            (3) Carso is a sociedad anonima de capital variable organized under the laws of the United Mexican States. Carso is a holding company with interests in the tobacco, mining, metallurgical and other commercial industries in the operation of restaurants and department stores, and in the production of copper, copper alloys, copper cable, aluminum wires and tires.

            (4) GFI is a sociedad anonima de capital variable organized under the laws of the United Mexican States. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

            The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of CGT, Carso and GFI are set forth in Schedule I attached hereto.

            None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

            Except as set forth below, all of the A Shares and L Shares (and A Share ADSs and L Share ADDs) owned or controlled by the Reporting Persons were acquired as a result of the Spin-Off.

            Since the Spin-Off and as of March 5, 2001, CGT has purchased 28,448,200 L Shares and 2,128,000 A Shares for an aggregate amount of approximately US$26,870,480 and US$1,840,638, respectively. The funds used to purchase such L Shares and A Shares were obtained from the working capital of CGT, the issuance of commercial paper of CGT, and unsecured short-term promissory notes made by CGT in favor of Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, a wholly-owned subsidiary of GFI.

Item 4.     Purpose of Transaction.

            All of the A Shares and L Shares beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth in this Statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.     Interest in Securities of the Issuer.

            (a) The Reporting Persons have, as of March 5, 2001, the following interests in the A Shares and L Shares:

                                          A Shares(1)                         L Shares(2)
                                  ---------------------------       ------------------------------
                                    Number         % of Class          Number           % of Class
                                  ----------       ----------       -------------       ----------
Carlos Slim Helu(3).............  48,165,330         14.2%          2,771,943,284         25.4%
Carlos Slim Domit(4)............  48,125,330         14.2%          2,771,851,416         25.4%
Marco Antonio Slim Domit(5).....  48,125,330         14.2%          2,771,851,416         25.4%
Patrick Slim Domit(6)...........  48,125,330         14.2%          2,771,851,418         25.4%
Maria Soumaya Slim Domit(7).....  48,125,330         14.2%          2,771,851,418         25.4%
Vanessa Paola Slim Domit(8).....  48,125,330         14.2%          2,772,251,418         25.4%
Johanna Monique Domit(9)........  48,125,330         14.2%          2,772,413,418         25.4%
CGT(10).........................  48,125,330         14.2%          2,747,421,248         25.2%
Carso(11).......................          --            --              6,000,000          0.1%
GFI.............................          --            --             18,422,036          0.2%


(1) Based on 338,345,684 A Shares outstanding as of March 5, 2001. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.


(2) Based on 9,779,696,268 L Shares outstanding as of March 5, 2001. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A Shares and 1,073,958,048 AA Shares held by the relevant Reporting Person have been converted into L Shares in accordance with the restrictions set forth in Item 2 above. Except as otherwise indicated, all L Shares are held in the form of L Shares.


(3) Includes 40,000 A Shares and 60,000 L Shares owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim Family (the "Family Trust Shares"). All A Shares and L Shares owned by such trusts are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.

(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as the Family Trust Shares.


(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Trust Shares.


(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as the Family Trust Shares.


(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as the Family Trust Shares.


(8) Includes 408,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Trust Shares.


(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Trust Shares.


(10) Includes 1,532,214,660 L Shares held in the form of L Share ADSs.


(11) All L Shares owned by Carso are held in the form of L Share ADSs.

            (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to have the power to vote, or to direct the voting of, any A Shares or L Shares owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

            (c) All transactions in A Shares and L Shares effected by the Reporting Persons in the 60-day period preceding March 6, 2001 are listed in
Schedule II hereto.

            (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of A Shares or L Shares owned by the Reporting Persons.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to of the Issuer

            CGT has entered into matched put and call options pursuant to which it has an option to purchase, and the relevant counterparty has an option to sell, L Shares (in the form of L Share ADSs) on the terms indicated below. Each such option is exercisable only on its expiration date.

                                               Number of      Strike Price    Net Aggregate
Counterparty             Expiration Date       L Shares       per L Share       Premiums
------------             ---------------       ---------      -----------       --------
J.P. Morgan & Co.        September 4, 2001     14,000,000       US$0.96         US$895,755

Chase Manhattan Bank     August 29, 2001       19,000,000          1.03          1,381,058

Chase Manhattan Bank     August 29, 2001       16,000,000          0.91            973,909

Chase Manhattan Bank     September 7, 2001     30,000,000          1.08          2,565,088

Chase Manhattan Bank     September 12, 2001    21,000,000          1.03          1,718,762

            Additionally, CGT has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Share ADSs) from a counterparty on the terms specified below. In each case, if the market price per L Share is greater than 150% of the applicable purchase price per L Share on the applicable expiration date, CGT must refund such excess to the counterparty.

                                               Number of      Purchase Price
Counterparty             Expiration Date       L Shares        per L Share     Interest Rate
------------             ---------------       --------        -----------     -------------
Chase Manhattan Bank     September 4, 2001     80,000,000      US$0.6786       4.15% per annum

Chase Manhattan Bank     September 4, 2001     40,000,000         0.6841       4.15% per annum

Chase Manhattan Bank     October 29, 2001      40,000,000         0.7916       4.12% per annum

            Other than as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.     Material to be Filed as Exhibits

Exhibit Number          Description                        Page Number
--------------          -----------                        -----------

1                       Powers of Attorney                      24

2                       Joint Filing Agreement                  34

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Carlos Slim Helu

         ---------------------------------

         Carlos Slim Domit                       By: /s/ Eduardo Valdes Acra
                                                     --------------------------
         ---------------------------------           Eduardo Valdes Acra
                                                     Attorney-in-Fact
         Marco Antonio Slim Domit                    March 5, 2001

         ---------------------------------

         Patrick Slim Domit

         ---------------------------------

         Maria Soumaya Slim Domit

         ---------------------------------

         Vanessa Paola Slim Domit

         ---------------------------------

         Johanna Monique Slim Domit

         ---------------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.


         ---------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO CARSO, S.A. DE C.V.


         ---------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.


         ---------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                                 THE SLIM FAMILY
             Paseo de las Palmas 736, Colonia Lomas de Chapultepec
                           11000 Mexico D.F., Mexico

Name                           Principal Occupation
----                           --------------------

Carlos Slim Helu               Chairman of the Board of Telefonos de Mexico
                               and Carso Global Telecom

Carlos Slim Domit              Chairman of Grupo Carso and President of Sanborns

Marco Antonio Slim Domit       President of Grupo Financiero Inbursa

Patrick Slim Domit             Vice-Chairman of Grupo Carso and Vice President
                               of Marketing of Telefonos de Mexico

Maria Soumaya Slim Domit       President of Museo Soumaya

Vanessa Paola Slim Domit       Private Investor

Johanna Monique Slim Domit     Private Investor

                       CARSO GLOBAL TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                                  Principal Occupation
-----------------                                  --------------------

Directors
Carlos Slim Helu (Director and Chairman            Chairman of the Board of Telefonos de Mexico and
of the Board)                                      Carso Global Telecom


Jaime Chico Pardo (Director and Vice Chairman      President of Telefonos de Mexico
of the Board)

Arturo Elias Ayub (Director)                       Vice-President of Telefonos de Mexico

Claudio X. Gonzalez Laporte (Director)             Chairman of the Board of Kimberly Clark de Mexico

Daniel Hajj Aboumrad (Director)                    Chief Executive Officer of Radio Movil Dipsa and
                                                   America Movil (Telcel)

Jose Kuri Harfush (Director)                       President of Productos Dorel

Juan Antonio Perez Simon (Director)                Vice-Chairman of Telefonos de Mexico

Carlos Slim Domit (Director)                       Chairman of Grupo Carso and President of Sanborns

Executive Officers

Alejandro Escoto Cano (Chief Financial Officer)    Chief Financial Officer of CGT

                            GRUPO CARSO, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                                  Principal Occupation
-----------------                                  --------------------

Directors
Carlos Slim Helu (Director and Chairman            Chairman of the Board of Telefonos de Mexico and
Emeritus)                                          Carso Global Telecom

Carlos Slim Domit (Director and Chairman           Chairman of Grupo Carso and President of Sanborns
of the Board)

Antonio Cosio Arino (Director)                     Independent Investor

Fernando G. Chico Pardo (Director)                 President of Promecap

Jaime Chico Pardo (Director)                       President of Telefonos de Mexico

Claudio X. Gonzalez Laporte (Director)             Chairman of the Board of Kimberly Clark de Mexico

Rafael Moises Kalach Mizrahi (Director)            President of Kaltex

Jose Kuri Harfush (Director)                       President of Productos Dorel

Juan Antonio Perez Simon (Director)                Vice-Chairman of Telefonos de Mexico

Bernardo Quintana Isaac (Director)                 Chairman of the Board and President of Empresas ICA
                                                   Sociedad Controladora

Agustin Santamarina Vazquez (Director)             Managing Partner of Santamaria y Steta

Executive Officers

Humberto Gutierrez-Olvera Zubizarreta              President of Grupo Carso and President of Condumex
(President)

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                                  Principal Occupation
-----------------                                  --------------------

Directors
Carlos Slim Helu (Chairman Emeritus)               Chairman of the Board of Telefonos de Mexico and
                                                   Carso Global Telecom

Marco Antonio Slim Domit                           President of Grupo Financiero Inbursa
(Chairman of the Board)

Eduardo Valdes Acra                                Chief Executive Officer of Inversora Bursatil
(Vice-Chairman of the Board)

Antonio Cosio Arino (Director)                     Independent Investor

Angeles Espinosa Yglesias (Director)               Independent Investor

Agustin Franco Macias (Director)                   Chairman of Infra

Bernardo Quintana Isaac (Director)                 Chairman of the Board and President of Empresas ICA
                                                   Sociedad Controladora

Claudio X. Gonzalez Laporte (Director)             Chairman of the Board of Kimberly Clark de Mexico

Jose Antonio Chedraui Obeso (Director)             President of Grupo Comercial Chedraui

Juan Antonio Perez Simon (Director)                Vice-Chairman of Telefonos de Mexico

David Ibarra Munoz (Director)                      Independent Economist

Executive Officers

Marco Antonio Slim Domit (President)               President of Grupo Financiero Inbursa

                                   SCHEDULE II

         For the period beginning 60 days prior to the event which requires the filing of this Statement and ending on March 5, 2001, CGT effected the following purchases of L Shares on the Mexican Stock Exchange. The prices below reflect the average price paid (in US$ based upon the Fixed Rate published by the Banco de Mexico on the day preceding the trade date) per L Share on the relevant trade date.

   Trade Date              Number of L Shares          Average Price Per L Share
   ----------------        ------------------          -------------------------

   February 14, 2001            10,000,000                    US$0.99600571
   February 15, 2001               921,500                       0.99925041
   February 16, 2001             2,700,000                       0.97237318
   February 19, 2001               450,000                       1.00061203
   February 20, 2001               600,100                       0.99187086
   February 22, 2001             1,797,000                       0.94744758
   February 23, 2001             3,000,000                       0.90733642
   February 27, 2001             1,884,200                       0.90112692
   February 28, 2001             1,500,000                       0.90135033
   March 1, 2001                 2,800,000                       0.87302914
   March 2, 2001                 1,900,000                       0.85582745
   March 5, 2001                   895,400                       0.86403128

   Trade Date              Number of A Shares          Average Price Per A Share
   ----------------        ------------------          -------------------------

   February 22, 2001                21,000                    US$0.94011178
   February 23, 2001                33,800                       0.90136279
   February 27, 2001                 1,400                       0.87463857
   February 28, 2001                34,700                       0.89371238
   March 1, 2001                 1,299,100                       0.86762202
   March 2, 2001                     8,000                       0.845143
   March 5, 2001                   730,000                       0.85521164